April 15, 2019

Gary R. Heminger
Chairman of the Board and Chief Executive Officer
Marathon Petroleum Corporation
539 S. Main Street
Findlay, OH 45840

       Re: Marathon Petroleum Corporation
           Registration Statement on Form S-4
           Filed April 5, 2019
           File No. 333-230743

Dear Mr. Heminger:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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